02022519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 4-4-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34602

RECEIVED APR 04 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sorrento Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4370 La Jolla Village Dr., Ste. 1040
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caroline A. Barberio, Vice President of Finance (858) 452-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr., Ste. 300 La Jolla, CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 4-4-02

OATH OR AFFIRMATION

I, Robert M. Jaffe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorrento Associates, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO ASSOCIATES, INC.

Financial Statements
December 31, 2001 and 2000

JURAT

State of CALIFORNIA
County of SAN DIEGO } ss.

Subscribed and sworn to (or affirmed) before me

this 20th day of MARCH 2002, by
Date Month Year

(1) ROBERT McIAFFE
Name of Signer(s)

(2) ____________________.
Name of Signer(s)

BARBARA A. COLLINSON
Commission # 1243646
Notary Public - California
San Diego County
My Comm. Expires Nov 28, 2003

Barbara A. Collinson
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________ Number of Pages: ______

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
Sorrento Associates, Inc.

We have audited the statements of financial condition of Sorrento Associates, Inc. (the "Company") as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the general partner, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Associates, Inc. as of December 31, 2001 and 2000 in conformity with U.S. generally accepted accounting principles.

As explained in Note 3 to the financial statements, the Company or one of its affiliates is the general partner in each of seven limited partnerships. Assets of the partnerships include certain securities whose values have been estimated by the general partner in the absence of readily ascertainable market values, which securities comprise approximately 55% of the combined net assets of the seven limited partnerships. We have reviewed the procedures used by the general partner in arriving at its estimate of the value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material to the partnerships. Accordingly, the differences could be material to the Company.

Lavine, Lofgren, Morris + Engelberg, LLP

March 1, 2002

SORRENTO ASSOCIATES, INC.

Statements of Financial Condition

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 534,026	$ 585,741
Restricted cash	10,000	20,000
Marketable securities owned, at market value	5,086	875,585
Investments in partnerships	300,575	419,436
Prepaid income taxes	233,126	11,127
Property and equipment at cost, less accumulated depreciation of $288,371 and $305,949 in 2001 and 2000, respectively	440,581	2,108,478
Note receivable from related party	982,267	-
Deferred tax assets	176,000	-
Other assets	49,053	132,573
Total assets	$ 2,730,714	$ 4,152,940
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$ 699,101	$ 721,244
Deferred income taxes	-	390,000
Notes payable	670,876	1,390,354
Total liabilities	1,369,977	2,501,598
COMMITMENTS - Notes 3, 4, 8, and 9		
SHAREHOLDER'S EQUITY:		
Common stock; no par value: Authorized shares - 1,000,000; Issued and outstanding shares - 5,000	175,390	175,390
Retained earnings	1,185,347	1,475,952
Total shareholder's equity	1,360,737	1,651,342
Total liabilities and shareholder's equity	$ 2,730,714	$ 4,152,940

See accompanying notes to financial statements.

NOTE 1
THE COMPANY

Sorrento Associates, Inc. ("the Company") is a fully-disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also the managing general partner or the indirect general partner of seven limited partnerships ("the Partnerships"), which invest in securities generally deemed to be venture capital investments (see Note 3). The Company's principal source of revenue is from management fees relating to the Partnerships. The Company reincorporated into a Delaware corporation from a California corporation in June of 2001.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Management fees are recorded as earned.

Investments in Partnerships

The equity method is used to account for the investments in partnerships.

Marketable Securities

Marketable securities consist of common stock and are valued at market value. The increase or decrease in unrealized gains and losses during the year are included in current year operations. The Company follows industry practice and records security transactions on the trade date.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Property and Equipment

Property and equipment includes furnishings, fixtures, equipment and the Company's interest in a piece of residential real property which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five years for equipment and 27 years for real property).

Interest Income

The Company recognizes interest income as earned.

Cash Equivalents

The Company considers as cash equivalents all highly liquid short-term investments with a maturity of three months or less when purchased.

Income Taxes

The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is established for both the expected future impact of differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense (benefit) is the change during the year in the net deferred income tax asset or liability. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be more likely than not realized.

Reclassification

Certain amounts from 2000 have been reclassified to conform to the presentation used in 2001.

Concentration of Credit Risk

From time to time, the Company's balances in its bank accounts exceed FDIC limits. The Company periodically evaluates the risk of exceeding insurance levels and makes transfers as it considers appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits.

NOTE 3
INVESTMENTS IN PARTNERSHIPS

Summary of Investments

The Company has a general partner interest in Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III, L.P. ("SEPIII") and Sorrento Equity Partners IV, L.P. ("SEPIV"). SEP is the general partner of Sorrento Ventures II, L.P "SVII"). SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEPIII is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE, L.P. ("SVCE"). SEPIV is the general partner of Sorrento Ventures IV L.P. ("SVIV"). SVII, SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (the Partnerships) are limited partnerships which invest in securities of companies located primarily in San Diego. The investment securities are generally deemed to be venture capital investments. The Company has assigned certain interests in its general partnership interests to employees.

SGPI is licensed as a Small Business Investment Company ("SBIC") and is thus eligible to receive funding backed by the U.S. Small Business Administration ("SBA") in addition to private capital investments. The SBA, through its Participating Preferred Limited Partnership Interests, is allocated a priority return each year of approximately 7% on its investment. The cumulative priority allocations are payable only to the extent of net cumulative operating profits of SGPI. SVIIB and SVIIC own approximately 69.8% and 29.2%, respectively, of the total private limited partnership interests of SGPI and account for their investments using the equity method of accounting.

On November 9, 2001, December 8, 2000, September 11, 1998, August 28, 1996 and August 30, 1995, the SBA purchased $2,000,000, $1,600,000, $5,000,000, $2,700,000 and $5,000,000 of Participating Preferred Limited Partnership Interests ("Interests"), respectively. These Interests entitle the SBA to preferential distributions from the Investee Partnership, determined as follows:

> First, the SBA is entitled to a return based upon the Interests it has purchased. This return, referred to as a "prioritized payment", is calculated based upon a percentage of the total amount of Interests purchased to date by the SBA. The percentage is fixed within three months of the date of funding and is 7.4% for Interests purchased in 1995 and 1996, 6.1% for the Interest purchased in 1998, 6.6% for interests purchased in 2000 and 6.0% for Interest purchased in 2001. The Interests purchased in 1998, 2000 and 2001 are subject to an additional 1% prioritized payment. The prioritized payments are cumulative until paid, and are only payable to the extent of any net realized increases in partners' capital resulting from operations. SGPI paid $1,297,775 of the cumulative prioritized payment during the year ending December 31, 2000 and none in 2001.

NOTE 3
INVESTMENTS IN PARTNERSHIPS — Continued

Summary of Investments — Continued

Additionally, the SBA is entitled to receive a share of the realized profits. This share, referred to as a "profit participation", is calculated based upon a percentage of net realized increases in partners' capital resulting from operations after deducting cumulative prioritized payments. The percentage is recalculated at the dates of the purchase of additional Interests in accordance with SBIC Regulations, and was approximately 9.3% and 9.5% at December 31, 2001 and 2000, respectively.

As ultimate general partner, the Company may be liable for the obligations of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV to the extent obligations exceed assets.

Profit and Loss Allocations

Pursuant to the partnership agreements, profits and losses of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV are generally allocated as follows:

The net profit, if any, for a taxable year will be allocated 1% to the general partner and 99% to the limited partners to the extent that cumulative net losses have previously been allocated to the partners. Otherwise, any net profit will be allocated 20% to the general partner and 80% to the limited partners, except for profits on sales of portfolio investments acquired as unrestricted by SVII, SVIIB or SVIIC which will be allocated 15% to the general partner and 85% to the limited partners.

The net loss, if any, for a taxable year will be allocated 20% to the general partner and 80% to the limited partners, except for losses on sales of portfolio investments acquired as unrestricted by SVII, SVIIB or SVIIC which will be allocated 15% to the general partner and 85% to the limited partners, to the extent that cumulative net profits have previously been allocated to the partners. Otherwise, any net loss will be allocated 1% to the general partner and 99% to the limited partners.

Profits and losses are generally allocated 100% to the limited partners for SEP, 5% to the general partner and 95% to the limited partners for SEPII and 20% to the general partner and 80% to the limited partners for SEPIII and SEPIV.

NOTE 3
INVESTMENTS IN PARTNERSHIPS — Continued

Profit and Loss Allocations — Continued

Pursuant to the partnership agreements of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV all cash which the general partner does not expect to use for the operations of the Partnership, investment by the Partnership or for creation of reasonable reserves will be distributed to the partners. All cash and stock distributions are distributed first to return the amount of the partners' capital contributions (1% to the general partner and 99% to the limited partners). After 100% of the amount of the capital contributions has been returned, subsequent distributions are allocated 20% to the general partner and 80% to the limited partners. Regarding SVII, SVIIB and SVIIC, distributions relating to portfolio investments acquired as unrestricted are allocated 15% to the general partner and 85% to the limited partners.

Profits and losses of SGPI are allocated first to the SBA in the amount set forth under the SBIC Act, and then 1% to the general partner and 99% to the private limited partners.

Summarized Financial Information

Summarized financial information for the Partnerships as of and for the year ended December 31, 2001 is as follows:

Condensed Statements of Assets and Liabilities as of December 31, 2001

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Portfolio investments	$ 3,652,600	$ 1,145,990	$ -	$ 14,737,716	$ 15,212,341	$ 3,151,256	$ 4,992,035
Investment in SGPI (*)	-	2,512,681	1,049,799	-	-	-	-
Cash, cash equivalents and short-term investments	998,974	2,481,437	1,053,952	4,127,138	11,868,215	2,476,700	5,639,441
Other assets	4,125	5,645	1,127	152,982	11,745	3,151	8,057
Current liabilities	(14,015)	(12,825)	(12,075)	(26,206)	(15,963)	(12,167)	(14,770)
Partners' capital	$ 4,641,684	$ 6,132,928	$ 2,092,803	$ 18,991,630	$ 27,076,338	$ 5,618,940	$ 10,624,763

(*) Accounted for using the equity method.

NOTE 3
INVESTMENTS IN PARTNERSHIPS — Continued

Summarized Financial Information — Continued

As disclosed in the notes to the Partnerships' financial statements, the Partnerships value their portfolio investments at public market value, or if there is not a public market, the fair value is determined by the general partner. Portfolio investments of the Partnerships which were valued by the general partner are as follows:

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
December 31, 2001	$ 3,139,018	$ 535,390	$ -	$ 14,275,884	$ 15,085,897	$ 3,124,865	$ 4,919,042

At December 31, 2001, the Company as general partner or ultimate general partner, is committed to make additional capital contributions to the Partnerships totaling $36,555.

NOTE 4
BENEFIT PLANS

The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals 10% of the annual base compensation of all participants with allocations to each participant based on relative compensation levels. Benefits in the form of an annuity or lump-sum distribution are paid upon retirement at age 65 or thereafter, death, disability or termination of employment.

The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is to be based on the employee's highest three year average salary. Employees are eligible after one year of employment. After two years of employment employees become 20% vested and are fully vested after six years of employment. The Company's annual obligation is actuarially determined and $155,000 has been accrued at December 31, 2001 for the contribution relating to 2001. No prior service costs were applicable in 2000 as the plan does not provide credit for service prior to January 1, 2000, the plan effective date.

NOTE 4
BENEFIT PLANS — Continued

The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31, 2001:

		2001
Actuarial present value of benefit obligations:		
Accumulated benefit obligation	$	141,221
Projected benefit obligation for service rendered to date		(29,564)
Plan assets at fair value		111,657
Unrecognized net transition asset		(23,949)
Accrued contribution	$	87,708

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7% at December 31, 2001. The expected long-term rate of return on plan assets in 2001 was 8%. The expected rate of compensation increase in 2001 was 0%.

In addition, the Company has a 401(k) plan. The Company approved an amendment to the 401(k) plan to freeze employee deferrals effective January 1, 2001.

Effective January 1, 1998, the Company established a non-qualified deferred compensation plan. Each qualified employee and qualified director may elect to defer the receipt of up to 15% of his or her compensation each year in 1% increments. The Company may make discretionary and/or matching contributions to which the employee will vest 20% per year, after two full years of service, until fully vested. The Company has accrued an employer contribution of $55,000 at December 31, 2001.

NOTE 5
INCOME TAXES

Deferred tax liabilities result principally from unrealized gains arising from investments in partnerships as well as securities held. Deferred tax assets result from differences in depreciation expense between book and tax and from the non-qualified retirement plan which has not been deducted for income tax purposes. Deferred tax assets have been netted against deferred tax liabilities resulting in net deferred tax assets in 2001 and net deferred tax liabilities in 2000.

The provision for income taxes differs from the expected statutory rate of 34% primarily due to the effects of state franchise taxes and non-deductible permanent differences. Additionally, in 2001, in-depth analyses of remaining temporary differences resulted in a significant reduction in deferred tax credits and a corresponding tax benefit.

NOTE 6
OTHER RELATED PARTY TRANSACTIONS

Sale of Investment Property - Pursuant to a 1998 agreement, the Company's shareholder exercised his right to buy the Company's interest in the investment property at full cost. The sale resulted in a gain of $224,818 resulting solely from previously recorded depreciation expense. A note receivable of $963,961 from shareholder results from this sale and is secured by a second deed of trust. Interest earned on the note receivable aggregated $8,660 in 2001. Additionally, the Company's shareholder had a payable to the Company of $18,306 for personal property related to the investment property. This amount was paid in January 2002.

The note receivable from shareholder bears interest at the rate of 5.39% per annum. Interest is due annually. The principal is due on October 30, 2011.

Rental Income - The Company recorded rental income of $40,500 in 2001 from the use of its investment property by its shareholder.

Limited partners of the Partnerships are also members of the Partnerships' advisory boards. The Partnerships have investments in entities whose boards of directors include individuals who are also partners of the Partnerships.

NOTE 7
DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Management believes that all financial instruments of the Company are reported in the financial statements either at market value or at amounts which approximate fair value.

NOTE 8
COMMITMENTS

The Company leases its office space under an operating lease that expires in June 2006. Future minimum lease commitments at December 31, 2001 are as follows:

2002	$ 244,674
2003	252,099
2004	259,525
2005	266,950
2006	136,260
	$ 1,159,508

NOTE 9
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. The Company's minimum required net capital was $91,332 at December 31, 2001. At December 31, 2001, the Company had net capital of ($603,087) which did not meet the minimum net capital requirement. The Company intends to issue subordinated debt to an affiliate of the Company in an amount sufficient to bring the Company into compliance with rule 15c3-1.

Management does not anticipate that revenues will be adversely affected if the Company were to lose or abandon its broker/dealer license as the Company does not currently operate as a broker/dealer.

NOTE 10
LONG-TERM DEBT

Outstanding principal balances of notes payable are summarized as follows:

	2001	2000
Unsecured variable interest rate note payable with interest at bank prime plus .5% (5.5% at December 31, 2001) to bank payable in monthly installments of $26,436, including interest, due June 6, 2003	$ 429,995	$ -
Unsecured variable interest rate note payable with interest at bank prime plus .5% (5.5% at December 31, 2001) to financial institution, payable in monthly installments of $12,068, including interest, due October 7, 2003	240,881	-
7.625% note payable to financial institution, payable in monthly installments of $26,436, including interest, due July 6, 2003, secured by real property	-	704,285
10% note payable to financial institution, payable in monthly installments of $5,966, including interest, due December 7, 2006, secured by real property	-	312,735
10% note payable to financial institution, payable in monthly installments of $13,333, plus interest, due May 6, 2003, secured by securities	-	373,334
Total notes payable	$ 670,876	$ 1,390,354

NOTE 10
LONG-TERM DEBT — Continued

Principal maturities based on the above interest rate are as follows:

Year Ended December 31,		
2002	$	435,880
2003		234,996
Thereafter		-
	$	670,876